FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DELHAIZE GROUP SELLS ITS SLOVAK STORES TO REWE

BRUSSELS, Belgium, February 18, 2005 – Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, announced today that Delvita SK, its Slovak subsidiary, has reached a binding agreement to sell its 11 Slovak stores to the German retailer Rewe Group for EUR 7.7 million (excluding inventories).

Jiri Charvat, General Manager of Delvita, said: “The sale of these non-strategic Slovak stores allows us to re-focus our resources on Delvita’s core markets in the Czech Republic.”

Delvita expanded in 1998 to Slovakia. In 2004, the 11 Slovak stores of Delvita realized a small portion of total Delvita sales. At the end of 2004, Delvita employed approximately 570 associates in Slovakia.

Subject to contractual adjustments, the sale is expected to be neutral on Delhaize Group’s 2005 results. Closing of the transaction is subject to the customary conditions, including approval by the Slovak antitrust authorities.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of 2004, Delhaize Group’s sales network consisted of 2,565 stores. In 2004, Delhaize Group posted EUR 18.0 billion (USD 22.4 billion) in sales. In 2003, Delhaize Group realized net earnings of EUR 171.3 million (USD 193.7 million). Delhaize Group employs approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop or remodel stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2003 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48
Geoffroy d’ Oultremont:	+ 32 2 412 83 21

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: February 24, 2005	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President

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